Press release
For immediate release
December 19 2006

COULON PROJECT DISCOVERY OF NEW LENSES 43 AND 44 CONFIRMATION OF LENS 9-25 AT DEPTH WITH 8.96% Zn, 1.76% Cu AND 50.20 g/t Ag OVER 16.14 m

Virginia Mines Inc. (« Virginia ») is ple ased to report results from the 2006 exploration program recently completed on the Coulon property (100 % Virginia), situated 15 km north of the Fontanges airport in mid-north Quebec. Breakwater Resources Ltd. can acquire a 50% interest in the Coulon property by making payments totalling CA$ 180,000 and spending $6.5 million in exploration work over a period of 8 years.

The Coulon project is located within an unexplored Archean volcanic belt with typical geological characteristics of belts that are fertile in volcanogenic massive sulphide deposits. Three polymetallic massive sulphide lenses discovered in 2004 reported up to 15.39 % Zn, 3.12 % Pb, 117 g/t Ag and 0.46 % Cu over 10.5 m (lens 16-17), 2.91% Zn, 1.12% Cu, 34.25 g/t Ag and 0.3 g/t Au over 21.8 m (lens 9-25) and 12.65% Zn, 1.36% Cu, 1.54% Pb,125 g/t Ag and 0.3  g/t Au over 4.70 m (lens 08) (press releases of 29/04/04 and 15/11/04).

The exploration program carried out during the summer and fall of 2006 included eight diamond drill holes totalling 2586 metres, heliborne (Emosquito), ground (InfiniTEM) and borehole Pulse-EM geophysical surveys, as well as prospecting and geological mapping. This work led to the discovery of two new important polymetallic lenses (lenses 43 and 44), bringing the total of known lenses to five (5), and confirmed the vertical continuity of lens9-25 to a depth of 365 m . Furthermore, this recent work brought to light many new priority drill targets on the property.

LENS 43
Lens43 was discovered by hole CN-06-43, which tested a new EM anomaly detected in the summer of 2006 by an infiniTEM survey in an area of thick overburden (20- 25 m) where the preceding geophysical surveys had not detected any conductor. Hole CN06-43 intersected a sequence of altered felsic volcanic rock (anthophyllite-phlogopite-biotite) including, at a depth of 145 m along the hole ( 120 m vertically), a massive sulphide zone grading 4.58% Zn, 1.37% Pb, 57.14 g/t Ag and 0.6% Cu over 3.5 m. This intersection is located at the northern border of the InfiniTEM anomaly that remains entirely open to the south-west. The borehole pulse EM survey carried out subsequently in hole CN-06-43 also confirmed that it intersected the border of an extensive conductor. This new discovery is situated 1.5 km west of lens16- 17 in a completely unexplored area where no other drilling has taken place over a 1 km radius. During the winter of 2007 the InfiniTEM survey will be extended to the south-west and additional drilling will be done to evaluate lens43.

LENS 44
Lens44 was confirmed by hole CN-06-44 with an intersection grading 3.05% Zn, 1.54% Cu, 21.55 g/t Ag, 0.21 g/t Au over 11 mto a vertical depth of 170 m. This very encouraging intersection is located 120 m vertically under hole CN-04-10 that cross-cut a much thinner sulphide zone grading 2.82% Zn, 0.49% Cu and 20 g/t Ag over 3.07 m at the upper border of the lens.

Lens44 now constitutes a new important massive sulphide lens and is located along the same stratigraphic horizon hosting lens 08 but 400 m further to the south. It remains completely open to the south and at depth and will be tested by additional drilling in 2007.

DEPTH EXTENSION OF LENS 9-25
Hole CN-06-38 confirmed the extension of lens9-25 to a vertical depth of 365 m with an impressive intersection grading 8.96% Zn, 1.76% Cu, 50.20 g/t Ag, 0.46% Pb and 0.16 g/t Au over 16.14 m, including 11.09% Zn, 1.76% Cu, 31.52 g/t Ag and 0.09 g/t Au over 11.14 m. Situated 180 m vertically under discovery hole CN-04-25, this mineralized interval constitutes the deepest intersection obtained to date in lens9-25 that remains entirely open to the south and at depth. Hole CN-06-38 also intersected another thinner massive sulphide zone grading 18.34% Zn, 2.24% Cu, 44.44 g/t Ag and 0.10 g/t Au over 1.10 m, about ten metres along the hole above the main lens.

OTHER PRIORITY TARGETS
The 2006 summer-fall exploration program also brought to light several other priority targets on the property.

In the east portion of the main grid, the InfiniTEM survey detected a new EM conductor within the favourable stratigraphy. The conductor was tested by hole CN-06-41 that confirmed the presence of fertile volcanic rock but did not intersect any sulphide zones. However, the borehole pulse EM survey done subsequently in this hole detected an “off-hole” anomaly indicating the proximity of a significant conductor zone. This promising target will be tested by additional drilling during 2007.

In the south-west area of the main grid a field of rusty erratic boulders was delimited in a 300 m by 50 m area. The boulders are mainly composed of alteration minerals (anthophyllite-tremolite) with disseminated to semi-massive sulphides. These boulders returned metal values from 0.15% to 3.63% Cu, 7.0 g/t to 284 g/t Ag, 0.1 to 7.13% Zn, 0.1 g/t to 0.908 g/t Au and traces to 5.27% Pb. This boulder field is 1.5 km down ice (south-west) from the newly discovered area of lens43.

Mapping also identified two new altered felsic volcanic outcrops (sillimanite-biotite) with chalcopyrite stringers in the north-east corner of the main grid. Grab samples taken on these two outcrops 350 metres apart returned values of 0.63% Zn, 0.46% Cu, 3.3 g/t Ag and 0.10 g/t Au in one case and 0.65% Cu, 7.9 g/t Ag and 0.13 g/t Au in the other case. This sector was covered recently by an InfiniTEM survey and an interpretation of the results is underway.

The Mag-EM heliborne survey covering the presumed extension of the fertile volcanic sequence to the west detected many new interesting conductors. The geological reconnaissance conducted in the area confirmed the presence of favourable felsic rocks of which some show a high degree of alteration. Furthermore a rusty erratic boulder discovered in the area returned a value of 3.62% Zn. Ground geophysical surveys and drilling are anticipated in 2007 to test the EM conductors in this new, promising sector that prolongs the fertile volcanic sequence over more than 10 kilometres to the west.

Aside from the previously mentioned holes (CN-06-38, 41, 43 and 44), four other holes were drilled during the 2006 program. Holes CN-06-37,39 and 42 intersected altered zones from a few metres to over ten metres in thickness containing low quantities of sulphides (pyrite-pyrrhotine+/- sphalerite +/- chalcopyrite) locally reaching 5 to 10% (assays pending). The last hole (CN-06-40) did not intersect any mineralization of interest.

Virginia is very encouraged by the results of the 2006 campaign. Two new important lenses were discovered (43 and 44) and lens9-25 was confirmed to a vertical depth of 365 m. All these lenses remain open and the potential to increase their tonnage is excellent. Many other priority targets were also defined within this fertile volcanic belt that now presents mineralized showings and alteration along a lateral distance of over 20 kilometres. Virginia plans to begin a new campaign comprised of geophysical surveying and diamond drilling during the winter of 2007 and a second drill rig will be mobilized on the project in order to accelerate the exploration work.

The results of the drill campaign are reported in the annexed table and are illustrated in a surface plan available on the company web site (www.virginia.qc.ca)

Work is carried out by the personnel of Services Techniques Geonordic, under the supervision of Geological Engineer, Paul Archer. He is a qualified person (as defined by National Instrument 43-101) and cumulates more than 20 years of experience in exploration.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $44,634,698 as of August 31, 2006, and 26,373,198 shares issued and outstanding as of October 31, 2006. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec

RESULTS FROM SUMMER-FALL 2006 DRILLING PROGRAM

Hole	Easting	Northing	Azimuth	Dip	Length (m)		From	To	Length (m)	True thickness (m)	Au g/t	Ag g/t	Cu %	Zn %	Pb %
CN-06-37	1250	2025	266	-61	285	assays pending
CN-06-38	1400	1900	270	-60	525		434,46	435,56	1,10	0,70	0,10	44,44	2,24	18,34	0,01
							442,66	458,8	16,14	10,00	0,16	50,20	1,76	8,96	0,46
						incl.	447,66	458,8	11,14	7,00	0,09	31,52	1,76	11,09	0,07
CN-06-39	975	2325	225	-55	327	assays pending
CN-06-40	2812	2100	270	-60	123	no significant mineralization
CN-06-41	2667	350	90	-60	336	no significant mineralization
CN-06-42	1000	390	86	-53	399	assays pending
CN-06-43	-100	750	135	-55	300		145,00	148,50	3,50	3,50	0,05	57,14	0,60	4,58	1,37
CN-06-44	961	1300	88	-50	291		212	223,00	11,00	7,00	0,21	21,55	1,54	3,05	0,09

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events